

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

      Re: ASML Holding N.V.
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed February 13, 2013
              File No. 001-33463

Dear Mr. Wennink:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Income taxes, page 33

1.   We note that you attribute the low effective tax rate for the year ended December 31, 2012 to the successful conclusion of tax audits in different jurisdictions. Please describe for us in greater detail the jurisdictions and amounts of settlements which individually significantly impacted your effective tax rate.

Item 18. Consolidated Financial Statements

Note 28. Customer Co-Investment Program, page F-49

2.   With respect to the Customer Co-Investment Program agreements, please summarize the significant terms of the agreements, including the share investment and commercial agreement. Please explain further how you analyzed and applied authoritative accounting literature to determine the valuation and accounting for the agreements. In this regard, please discuss the reasons for the differences in the accounting for the NRE funding from Intel and TSMC and Samsung. Clarify whether or not TSMC and/or Samsung also entered into commercial agreements with the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant